Exhibit 99.B(d)(1)(iii)

June 1, 2009

Todd Modic

Senior Vice President

ING Investments, LLC

7337 E. Doubletree Ranch Road

Scottsdale, AZ  85258

Ladies and Gentlemen:

Pursuant to the Sub-Advisory Agreement dated March 29, 2007, between Kayne Anderson Rudnick Investment Management, LLC (“Kayne Anderson”), sub-adviser to the ING SmallCap Value Multi-Manager Fund, a series of ING Equity Trust, (the “Fund”) and ING Investments, LLC (“IIL”), the sub-advisory fee rate payable by IIL to Kayne Anderson on behalf of the Fund was reduced on June 1, 2009.

By our execution of this letter agreement, we hereby notify you of our intention to lower the annual investment management fee for the Fund with a corresponding reduction if a benefit exists based upon the aggregate blended sub-advisory fee of all sub-advisory fee rates for the Fund (the “Reduction”) for the period from June 1, 2009 through and including October 1, 2010.  The Reduction shall be calculated as follows:

Reduction = 50% x (aggregate blended sub-advisory fee of all sub-advisory fee rates for the Fund prior to the June 1, 2009 expense reductions (the “Expense Reductions”) —  the aggregate blended sub-advisor fee rates after the Expense Reductions.)

Please indicate your agreement to this reduction by executing below in the place indicated.

Very sincerely,

/s/ Todd Modic
Todd Modic
Vice President
ING Investments, LLC

Agreed and Accepted:

ING Equity Trust

(on behalf of the Fund)

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President

7337 E. Doubletree Ranch Rd. Scottsdale, AZ 85258-2034	Tel: 480-477-3000 Fax: 480-477-2700 www.ingfunds.com	ING Equity Trust